EXHIBIT 99.1

NewsRelease

TC Energy to redeem Cumulative Redeemable Minimum Rate Reset
First Preferred Shares, Series 15

CALGARY, Alberta – April 1, 2022 – News Release – As previously indicated, TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) will redeem its issued and outstanding Cumulative Redeemable Minimum Rate Reset First Preferred Shares, Series 15 (Series 15 Shares) (TSX:TRP.PR.K) on May 31, 2022 (Redemption Date) at a price equal to $25.00 per share (Redemption Price) and provided notice today to the sole registered holder of the Series 15 Shares in accordance with their terms.

Subject to approval by our Board of Directors, the Company expects to declare a final quarterly dividend of $0.30625 per Series 15 Share, for the period up to but excluding May 31, 2022, payable on May 31, 2022 to shareholders of record on May 17, 2022. This would be the final dividend on the Series 15 Shares and, as the Redemption Date is also a dividend payment date, the Redemption Price will not include any accrued and unpaid dividends. Subsequent to the Redemption Date, the Series 15 Shares will cease to be entitled to dividends and will be delisted from the Toronto Stock Exchange.

Non-registered holders of Series 15 Shares should contact their broker or other intermediary for information regarding the redemption process for the Series 15 Shares in which they hold a beneficial interest.

About TC Energy
We are a vital part of everyday life — delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and liquids pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, innovation, responsibility, collaboration and integrity, our people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Suzanne Wilton
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522